UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CEC ENTERTAINMENT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of common stock, Par Value $0.10 Per Share

(Title of Class of Securities)

125137109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Richard M. Frank

Chairman of the Board and Chief Executive Officer

CEC Entertainment, Inc.

4441 West Airport Freeway

Irving, Texas 75062

(972) 258-8507

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Darrel A. Rice, Esq.

Haynes and Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

(214) 651-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,783,424	$116.15

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender, covering a total of 555,656 shares of common stock of CEC Entertainment, Inc., will be amended pursuant to this Offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$116.15.
Form or Registration No.:	005-39153.
Filing party:	CEC Entertainment, Inc.
Date filed:	June 7, 2007.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

SCHEDULE TO

(Amendment No. 1)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by CEC Entertainment, Inc., a Kansas corporation (“CEC” or the “Company”), with the Securities and Exchange Commission (“SEC”) on June 7, 2007, relating to the offer by the Company (the “Offer”) to amend certain options (the “Eligible Options”) to purchase shares of the Company’s common stock which were granted under the Company’s 1997 Non-Statutory Stock Option Plan that: (i) have exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option’s measurement date for financial accounting purposes, (ii) were unvested, either in whole or in part, as of December 31, 2004, and (iii) are outstanding (unexercised) as of the last date on which the Offer remains open for acceptance. This Amendment No. 1 is the final amendment to the Schedule TO and reports the results of the Offer. This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities and Exchange Act of 1934, as amended.

Except as amended and supplemented hereby, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged.

Item 4. Terms of the Transaction.

(a)	Material Terms .

Item 4 of the Schedule TO is hereby amended to add the following sentences:

The Offer expired at 12:00 midnight, Eastern Time, on July 5, 2007. Pursuant to the terms of the Offer, the Company has accepted for amendment Eligible Options to purchase 553,186 shares of its common stock. The Company will amend the Eligible Options accepted for amendment and will promise to make cash payments to employees that held Eligible Options accepted for amendment in the aggregate amount of $334,463.97 to compensate them for the increased exercise prices per share of their amended Eligible Options, in each case, in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Tender Offer Statement on Schedule TO is true, complete and correct.

CEC ENTERTAINMENT, INC.

By:	/s/ Thomas W. Oliver
Thomas W. Oliver, Executive Vice President and General Counsel

Date: July 16, 2007